09056547

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49

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

SEC FILE NUMBER
8-47352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E. 82nd St. Suite 209
(No. and Street)

Indianapolis (City) IN (State) 46250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Whittlesey (317) 594-0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeremiah Lockett
(Name – *if individual, state last, first, middle name*)

11707 Waterview Dr. #204 (Address) Chester, (City) Va. (State) 23831 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stanley Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LOLA SWINFORD
Madison County
My Commission Expires
April 21, 2012

NOTARY PUBLIC NOTARY SEAL STATE OF INDIANA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBH SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

JEREMIAH LOCKETT

CERTIFIED PUBLIC ACCOUNTANT

11707 WATERVIEW DRIVE, #204

CHESTER, VIRGINIA 23831

EBH SECURITIES, INC.

TABLE OF CONTENTS

JEREMIAH LOCKETT
CERTIFIED PUBLIC ACCOUNTANT
11707 WATERVIEW DRIVE, #204
CHESTER, VIRGINIA 23831
(804) 896-6051

Mr. Stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

I have audited the accompanying balance sheet of EBH Securities, Inc. as of December 31, 2008, and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBH Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements; and, in my opinion, the information is fairly stated in all material respects to the basic financial statements taken as a whole.

Jeremiah Lockett

Jeremiah Lockett, MBA, CPA

February 25, 2009

EBH SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets		
Cash	$ 7,862	
Accounts receivable	14,547	
Total Current Assets		$ 22,409
Equipment		
Equipment	$ 5,488	
Less accumulated depreciation	(5,488)	-
Total Assets		$ 22,409

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Payroll taxes payable		$ 3,091
Commissions payable		1,191
Total Current Liabilities		4,282
Stockholder's Equity		
Common stock, no par, 1,000 shares authorized, 500 shares issued and outstanding	7,849	
Additional paid in capital	12,260	
Retained earnings	(1,982)	
Total Stockholder's Equity		18,127
Total Liabilities and Stockholder's Equity		$ 22,409

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Fees	$ 163,838	
Interest Income	8	
Total Revenue		$ 163,846
EXPENSES		
Commissions	115,198	
Salaries	15,102	
Payroll tax	1,148	
Rent	9,434	
Auto expense	7,895	
Telephone	1,640	
Charitable contributions	800	
Outside services	2,695	
Audit and accounting	4,050	
Advertising and marketing	931	
Meals and entertainment	507	
Office expense	3,958	
Repairs and maintenance	150	
Bank fees	125	
Office supplies	349	
License	1,934	
Travel	2,992	
Total Expenses		168,908
Net Loss		$ (5,062)

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (5,062)
Adjustment to reconcile change in net assets to net cash provided by (used in) operations	
Accounts receivable	(1,234)
Payroll taxes payable	719
Income taxes payable	(544)
Commissions payable	(2,765)
Net cash provided by operating activities	(8,886)
Cash - Beginning of Year	16,748
Cash - End of Year	$ 7,862

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 7,849	$ 12,260	$ 3,080	$ 23,189
Additions:	-	-	-	-
Deductions:				
Net Loss	-	-	(5,062)	(5,062)
Balance, December 31, 2008	$ 7,849	$ 12,260	$ (1,982)	$ 18,127

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. NATURE OF THE ORGANIZATION

EBH Securities, Inc. is located in Indianapolis, Indiana and was established on May 10, 1994 as a securities broker.

2. SIGNIFICANT ACCOUNTING POLICIES

EBH Securities, Inc. prepares its financial statements on the accrual basis of accounting where revenues are recognized when they are earned and expenses are recognized when they are incurred.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Purchased furniture and office equipment are stated at cost, less accumulated depreciation. Depreciation is recognized using the straight-line method over estimated useful lives of seven years and five years respectively.

For the statement of cash flows, investments with a maturity date of 90 days or less are considered to be cash equivalents.

EBH SECURITIES, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Total Ownership Equity from Statement of Financial Condition	$ 22,409
Total ownership equity qualified for net capital	18,127
Deductions and/or charges (nonallowables)	-
Net capital before haircuts on securities positions	18,127
Net Capital	18,127

Computation of Basic Net Capital Requirement

Minimum net capital required	285
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
Net capital requirement	5,000
Excess net capital	13,127
Excess net capital at 1000%	$ 17,699

JEREMIAH LOCKETT
CERTIFIED PUBLIC ACCOUNTANT
11707 WATERVIEW DRIVE, #204
CHESTER, VIRGINIA 23831
(804) 896-6051

REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

In planning and performing my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EBH Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the monthly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security account customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices a and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed that no material weakness exists. This evaluation was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2008. In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k (2)(i) and k (2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jeremiah Lockett

Jeremiah Lockett, MBA,CPA
February 25, 2009